EXHIBIT 12
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                                                   NEW ENGLAND POWER COMPANY
                                       Computation of Ratio of Earnings to Fixed Charges
                                                        (SEC Coverage)
                                                          (Unaudited)
                                          12 Months
                                            Ended
                                        June 30, 1995                       Years Ended December 31,
                                           Actual        --------------------------------------------------------------
                                         (Unaudited)     1994           1993*         1992*         1991*         1990*
                                       --------------    ----           ----          ----          ----          ----
                                                                                 (In Thousands)
Net Income                               $132,673      $149,373      $141,468      $134,151      $134,747       $222,219
----------
Less undistributed income of
  nuclear power companies                     (64)            6           544           320          (240)          (133)
                                         --------      --------      --------      --------      --------       --------
                                          132,737       149,367       140,924       133,831       134,987        222,352

Add income taxes and fixed charges
----------------------------------
  Current federal income taxes             44,994        61,350        62,454        64,417        62,182         50,543
  Deferred federal income taxes            24,317        20,501        17,745         4,741        11,134         38,367
  Investment tax credits - net             (3,594)       (3,577)       (2,606)       (1,328)       (7,732)       (26,026)
  State income taxes                       14,778        17,328        17,242        14,596        15,526         21,867
  Interest on long-term debt               43,222        38,711        45,837        59,382        67,426         67,385
  Interest on short-term debt
   and other interest                       5,292         1,956         5,427         2,071         2,490          6,900
  Estimated interest component of rentals   3,507         3,635         3,851         4,121         4,115          1,447
                                         --------      --------      --------      --------      --------       --------
Net earnings available
  for fixed charges                      $265,253      $289,271      $290,874      $281,831      $290,128       $382,835
                                         ========      ========      ========      ========      ========       ========
Fixed charges:
  Interest on long-term debt             $ 43,222      $ 38,711      $ 45,837      $ 59,382      $ 67,426       $ 67,385
  Interest on short-term debt
   and other interest                       5,292         1,956         5,427         2,071         2,490          6,900
  Estimated interest component
   of rentals                               3,507         3,635         3,851         4,121         4,115          1,447
                                         --------      --------      --------      --------      --------       --------
   Total fixed charges                   $ 52,021      $ 44,302      $ 55,115      $ 65,574      $ 74,031       $ 75,732
                                         ========      ========      ========      ========      ========       ========
Ratio of earnings to fixed charges           5.10          6.53          5.28          4.30          3.92           5.06
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*The ratio of earnings to fixed charges for 1993 to 1990 have been restated to reflect the estimated interest component of rentals.
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